                                              OppenheimerFunds, Inc.
                                            Two World Financial Center
                                          225 Liberty Street, 16th Floor
                                           New York, New York 10281-1008

August 9, 2007

Via Electronic Transmission
Vincent J. DiStefano, Esq.
U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

              Re: Registration Statement on Form N-14 for Oppenheimer Capital Appreciation
                  Fund, including Proxy Materials for Oppenheimer Emerging Technologies Fund
                  Registration No.: 333-144564

Dear Mr. DiStefano:

              We have reviewed the comments you provided during our conference call on August 6, 2007, on the
Registration Statement on Form N-14 for Oppenheimer Capital Appreciation Fund, filed with the Commission on July
13, 2007 (the "Registration Statement").  We address your comments below.

         For your convenience, we have included each of your comments in italics, followed by our response.

SEC Comment:  Disclose if there will be any pre-merger sale of securities (e.g., non-conforming securities).

Response:  Disclosure has been added accordingly under the Synopsis section.

SEC Comment:  Disclose what Capital Appreciation Fund currently invests in (e.g., industry sectors or debt securities.)

Response:  Disclosure has been added accordingly under the Synopsis section.

SEC Comment: Move the annual total returns bar charts of both Funds from the appendix to the body of the document.

Response:  The charts have been moved accordingly, and will appear graphically in the body of the printed combined prospectus and proxy statement.

SEC Comment:  Discuss the acquiring fund's investment policy or strategy with respect to the sections, "Special
Risks of Mid-Size and Small-Cap Stocks", "Special Risks of Initial Public Offerings" and "Small Capitalization
Stock Investments".

Response:  Disclosure has been added to the sections accordingly.

         The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the
United States.

         Please direct any questions you may have to Randy Legg at 303-768-1026 or Taylor Edwards at 212-323-0310.

                                                              Sincerely,

                                                              /s/ Taylor V. Edwards
                                                              Taylor V. Edwards
                                                              Vice President and Assistant Counsel
                                                              Tel.: 212.323.0310
                                                              Fax: 212.323.4071
                                                              tedwards@oppenheimerfunds.com

cc:    Ronald M. Feiman, Esq.
       Phillip S. Gillespie, Esq.
       Nancy S. Vann, Esq.
       Randy Legg, Esq.